

March 7, 2011

Heer Hsiao
President and Chief Executive Officer
GIA Investments Corp
c/o How2gopublic.com
4790 Caughlin Parkway, Suite 387
Reno, Nevada 89519

> **Re:** **GIA Investments Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 15, 2011**
> **File No. 333-169955**

Dear Mr. Hsaio:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 from our letter dated February 4, 2011, as well as your revised disclosure in the registration statement. Please revise with respect to the following:

    - Please move the disclosure regarding Rule 419 so that it appears as part of the prospectus, such as in the summary section.

    - Please ensure that you do not present multiple paragraphs in all capitals, which is difficult to read and obscures your message.

- We note statement that "[w]hen we become aware that our entry into a business combination transaction has become probable, we shall file an amendment to this registration statement with the SEC suspending this offering…" Please be advised that the Commission does not take action to suspend the offering. Rather, by operation of law, you are required to suspend sales during the pendency of a post-effective amendment filed for the purpose of complying with the Regulation S-K Item 512(a)(1) undertakings, such as a fundamental change.

- We further note the statement that "[i]f the potential business combination transaction is not consummated, this offering shall be continued, and the selling shareholders may sell shares again pursuant to this offering." Please be advised that in the event that you do not consummate the potential business combination transaction that had been disclosed in a previous amendment, you must file another amendment to disclose this fact. Please revise accordingly.

- We also note your response to prior comment two to our letter dated November 10, 2010 that you have no plans or intentions to be acquired or to merge with an operating company or to enter into a change of control or similar transaction. Please provide this disclosure in your filing, and clarify your business plan each time you make reference to potential business combinations.

- We note the statement that "[i]f a purchaser informs us on, or prior to, the deadline that he, she or it wishes to remain an investor in our company subsequent to the closing of the business combination transaction, we shall release the shares purchased by him, her or it to **him, her or it**." (Emphasis added.) Please revise to clarify to what the highlighted "him, her or it" refers.

- We note your statement, "If the potential business combination transaction is not consummated before the eighteen (18) month period has expired, this offering shall be continued during the eighteen month statutory period and the selling shareholders may sell shares again pursuant to this offering." Please disclose the source of the additional "eighteen month statutory period" that you are referring to and whether it is different from Rule 419(e)(2)(iv), as well as the basis for your statement that the selling shareholders may continue to sell their shares subsequent to the expiration of the eighteen month period provided for in Rule 419(e)(2)(iv).

- We note the statement that "[s]ubsequent to consummating such business combination transaction …we would no longer be deemed to be a shell company, and shares could be transferred without complying with the provisions of Rule 419." Please be advised that Rule 419 applies until you must meet all the conditions and requirements of Rule 419, including subparagraph (e)(1) relating to the fair value or net assets of the business(es) to be acquired.

- You make numerous references to eighteen months, but your disclosure on page 4 indicates that the offering period will not exceed 180 days.

2.   Please file as an exhibit to your registration statement an executed copy of the escrow agreement referenced at page iii, as required by Rule 419(b)(4).

The Offering, page 5

3.   We note your response to comment 2 from our letter dated February 4, 2011 and comment 6 from our letter dated November 10, 2010. The principle underlying these prior comments is that the disclosure in your registration statement ought to be internally consistent. As drafted, it is not clear whether you were relying on Regulation S, Regulation D, or possibly both, as registration exemptions do not require exclusive election. In this amendment, you have deleted the references to Regulation D and Rule 506 at page 15 but retained the references at page 42. In addition, we note that you filed a Form D related to the prior offering. Please revise.

Risk Factors, page 7

It May Be Difficult to Enforce Judgments or Bring Actions . . ., page 6

4.   We reissue in relevant part comment 3 from our February 4, 2011 letter. Please address in your risk factor the difficulty of effecting service of process on Mr. Hsaio.

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . . ., page 7

5.   We note your response to comment 9 from our letter dated February 4, 2011, as well as your revised disclosure at page 7, and we reissue such comment. The heading of this risk factor relates to the establishment of an offshore vehicle by PRC residents. However, the text of the risk factor speaks to the steps required by a foreign investor to invest in China. In addition, please revise the risk factor text to discuss the risk that you have identified in the heading. As drafted, your disclosure merely states that certain approvals are "relatively easy and quick to receive."

Description of Business, page 14

6.   We note your response to comment 6 from our letter dated February 4, 2011, as well as your revised disclosure at page 14 to the effect that you plan to offer services such as the preparation of registration statements and periodic reports. Please explain how your proposed business plan would comply with SEC Rule of Practice 102(b) and whether it constitutes the practice of law in any jurisdiction where that activity may be regulated, including China and the United States. If so, please explain whether the company is authorized or qualified to engage in these activities.

Liquidity, page 31

Short Term, page 32

7.   Please reconcile the following two sentences: "We have cash $0 assets at December 31, 2010;" and "Our assets consist of a checking account with a balance of $29,867 as of December 31, 2010."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief